Brian F. Link, Esq. Managing Director and Managing Counsel T +1-617-662-1504 Brian.link@statestreet.com State Street Corporation One Congress Street Boston, MA 02114-2016 statestreet.com

April 28, 2025

VIA EDGAR CORRESPONDENCE FILING

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn: Mark Cowan

Re:	M Fund, Inc. (Registration No. 033-95472/811-09082)
Response to Examiner Comments on Post-Effective
Amendment No. 48

Ladies and Gentlemen:

This letter responds to your comments provided via telephone on March 14, 2025 to Post-Effective Amendment No. 48 to the Registration Statement on Form N-1A of M Fund, Inc. (the “Registrant”) filed on February 20, 2025.

1.	Comment: The Registrant discloses that the M Large Cap Growth Fund’s (the “Fund”) sub-adviser utilizes a large-cap growth approach by selecting most of its investments from companies listed in the Russell 1000 Growth Index. The Registrant discloses the market cap range of the Russell 1000 Growth Index. Please clarify in disclosure what the Fund considers “large-cap.”

Response:            The Registrant has revised disclosure as requested.

2.	Comment: The Registrant states that “the Fund may, from time to time, have large allocations to certain broad market sectors, such as technology, consumer discretionary and healthcare. Given that the Fund has a fundamental policy not to concentrate, please clarify that those large allocations will not be greater than 25% of the Fund’s assets.

Response:            The Registrant confirms that while the Fund may have large allocations to certain sectors, it will not invest greater than 25% of its assets in any one sector.

3.	Comment: The Fund states that “risk is controlled through diversification constraints which limit exposure to individual companies as well as groups of correlated companies. Please confirm that this disclosure is not in conflict with the Fund’s non-diversification policy.

Response: The Registrant confirms that while the Fund intends to maintain a diversified portfolio that includes numerous individual companies as well as groups of correlated companies, the Fund has elected to be a non-diversified fund and it intends to operate accordingly.

4.	Comment: Please consider updating the Market Disruption Risk in light of certain events, including recent changes in global trade policy.

Response:            The Registrant has revised disclosure as requested.

5.	Comment: Consider adding a risk factor related to the Fund’s active trading.

Response:            The Registrant has revised disclosure as requested.

6.	Comment: When disclosing the Fund’s secondary benchmark index, consider including disclosure regarding the purpose for including a secondary benchmark in the narrative prior to the performance table, rather than as a footnote to the performance table.

Response:            The Registrant has revised disclosure as requested.

7.	Comment: The Registrant states that “The performance reflects the performance results obtained under a different sub-adviser that used a different investment strategy. Had the current sub-adviser and investment strategies been in place prior to December 31, 2024, the performance results may have been different.” Because the new portfolio manager begins after December 31, 2024 and outside the reporting period of the performance table, consider revising this disclosure.

Response:            The Registrant has revised disclosure as requested.

8.	Comment: Please disclose the name of the Fund’s broad-based index.

Response:            The Registrant has revised disclosure as requested.

         *   *   *   *   *   *

Please direct any further comments or questions regarding this response letter to the undersigned at (617) 821-5257.

Very truly yours,

/s/ Brian F. Link

Brian F. Link

Page 3